UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 20, 2008

Commission File Number 001-15244

CREDIT SUISSE GROUP

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

CREDIT SUISSE GROUP
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release

Credit Suisse Group completes review related to revaluation of certain asset-backed securities positions in its CDO trading business

Final valuation reduction of CHF 2.86 billion is CHF 200 million less than previously estimated.

Valuation reduction of CHF 1.18 billion (CHF 789 million net of tax) relating to the fourth quarter of 2007, and CHF 1.68 billion relating to the first quarter of 2008.

Revised income from continuing operations for 2007 of CHF 7.8 billion is down 6% from the record level in 2006.

With regard to 2008, including valuation reductions, Credit Suisse was profitable through the end of February. In light of the difficult market conditions in March, at this time, Credit Suisse believes it is unlikely to be profitable in the first quarter.

Zurich, March 20, 2008 Credit Suisse Group today announced the completion of an internal review related to the revaluation of certain asset-backed securities positions in the Collateralized Debt Obligations (CDO) trading business within its Investment Banking division.

Credit Suisse recorded a total valuation reduction of CHF 2.86 billion (USD 2.65 billion), of which CHF 1.18 billion is related to the fourth quarter of 2007, and CHF 1.68 billion to the first quarter of 2008. Net income for Credit Suisse for the fourth quarter and full-year 2007 has been revised by CHF 789 million to CHF 540 million, and CHF 7,760 million, respectively.

Reflecting the good performance for 2007 and the strong capitalization with a year-end BIS tier 1 ratio of 11.1%, the proposal for a CHF 2.50 per share dividend to the shareholders’ meeting remains unchanged.

With regard to 2008, including these valuation reductions, Credit Suisse was profitable through the end of February. However, in light of the difficult market conditions in March, at this time, Credit Suisse believes it is unlikely to be profitable in the first quarter.

Following its revaluation review, Credit Suisse has determined that the pricing errors were, in part, the result of intentional misconduct by a small number of traders. These employees have been terminated or have been suspended and are in the process of being disciplined under local employment law. The review also found that the controls put in place to prevent or detect this activity were not effective.

The Executive Board of Credit Suisse will oversee a series of remedial actions:

•	Reassignment of the trading responsibility for the CDO trading business and enhancement of related control processes.
•	Improvement of the effectiveness of supervisory reviews and formalization of escalation procedures.

Media Release
March 20, 2008 Page 2/3

•	Improvement of the coordination among trading, product control and risk management and addition of further resources.
•	Improvement of training and enhancement of tools and other technical resources available to our employees.

Brady Dougan, Chief Executive Officer of Credit Suisse Group, said: “This incident is unacceptable and it does not represent the high standard of Credit Suisse. Our overall control framework remains sound. We are taking strong action to remediate and move forward.” Mr. Dougan added: “Credit Suisse continues to be well positioned through the challenging and volatile markets that have existed since the middle of 2007. We are one of the world’s best capitalized banks, and our funding is conservative. Our Private Banking business continues to perform very well. Client momentum across our businesses is strong. We benefit from our diverse mix of businesses, our extensive global reach and our integrated banking model. I am confident in our ability to navigate current market conditions and deliver long-term value to our shareholders.”

2007 Annual Report available online from today

Credit Suisse Group today published its 2007 Annual Report (including the Form 20-F filed with the US SEC) online in English at www.credit-suisse.com/annualreporting. The Annual Report will be available in print in English on April 4, 2008.

The Annual Report contains a detailed presentation of Credit Suisse’s strategy, annual financial statements for 2007 with management discussion and analysis, risk and treasury management and corporate governance.

Information

Media Relations Credit Suisse, telephone +41 844 33 88 44, media.relations@credit-suisse.com

Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Audio webcast and telephone conference for analysts and the media today

Date:	Thursday, March 20, 2008
Time:	09:00 CET / 08:00 GMT / 04:00 EST
Speaker:	Brady W. Dougan, CEO of Credit Suisse Group The presentation will be held in English.
Slides:	www.credit-suisse.com/results

Audio webcast:	www.credit-suisse.com/results

Dial-in:	Switzerland:	+41 44 580 48 72
	Europe:	+44 1452 561 158
	US:	+1 866 874 0926
	Reference:	‘Credit Suisse Group Conference Call’
We recommend that you dial in 10-15 minutes before the start of the conference.

Q&A session:	You will have the opportunity to ask questions during the telephone conference.

Media Release
March 20, 2008 Page 3/3

Replay:	Audio replay available approximately 2 hours after the event at:
www.credit-suisse.com/results

Telephone replay available approximately 2 hours after the event on +41 44 580 34 56
(Switzerland), +44 1452 55 00 00 (Europe) and +1 866 247 4222 (US);
conference ID: 38666693#

Credit Suisse Group

As one of the world’s leading banks, Credit Suisse provides its clients with private banking, investment banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse is active in over 50 countries and employs approximately 48,000 people. Credit Suisse’s parent company, Credit Suisse Group, is a leading global financial services company headquartered in Zurich. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information

This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forwardlooking statements may include, without limitation, statements relating to the following:

•	our plans, objectives or goals;
•	our future economic performance or prospects;
•	the potential effect on our future performance of certain contingencies; and
•	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forwardlooking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

•	the ability to maintain sufficient liquidity and access capital markets;
•	market and interest rate fluctuations;
•	the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a US or global economic downturn in 2008;
•	the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
•	further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
•	the ability of counterparties to meet their obligations to us;
•	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
•	political and social developments, including war, civil unrest or terrorist
•	activity;
•	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
•	operational factors such as systems failure, human error, or the failure to implement procedures properly;
•	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
•	the effects of changes in laws, regulations or accounting policies or practices;
•	competition in geographic and business areas in which we conduct our operations;
•	the ability to retain and recruit qualified personnel;
•	the ability to maintain our reputation and promote our brand;
•	the ability to increase market share and control expenses;
•	technological changes;
•	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
•	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
•	the adverse resolution of litigation and other contingencies; and
•	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 – Key Information – Risk Factors.

Brady Dougan
Chief Executive Officer

Re-pricing of certain asset-backed
securities positions in
CDO trading business

Zurich

March 20, 2008

Cautionary statement

Cautionary statement regarding forward-looking and non-GAAP information

This presentation contains forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.

Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-
looking statements.

A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December
31, 2007 filed with the US Securities and Exchange Commission, and in other public filings and press releases.

We do not intend to update these forward-looking statements except as may be required by applicable laws.

This presentation contains non-GAAP financial information. Information needed to reconcile such non-
GAAP financial information to the most directly comparable measures under GAAP can be found in
Credit Suisse Group's revised fourth quarter report 2007 and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

Slide 2

Summary

Final valuation reductions of CHF 2.86 bn or USD 2.65 bn
(vs. USD 2.85 bn estimate announced on February 19)

Valuation reductions of CHF 1.18 bn relating to 4Q07 and CHF 1.68 bn relating to first six weeks of 1Q08

Revised net income for 2007 of CHF 7.8 bn, down 6% from record income from continuing operations in 2006

Pricing errors on certain CDO positions were in part due to intentional trader misconduct

Sound overall control framework, but controls in place to detect this misconduct were not effective in this case

Re-pricing limited to CDO trading business

Slide 3

Financial impact of valuation reductions

CHF m

Valuation
reduction
impact

As presented on
February 12

Revised

4Q07

2007

As presented on
February 12

Revised

nm = not meaningful

Slide 4

Investment Banking

Net revenues

(1,177)

3,918

2,741

20,135

18,958

Pre-tax income

(1,177)

328

(849)

4,826

3,649

Group (Core Results)

Pre-tax income

(1,177)

1,380

203

10,325

9,148

Income taxes

(388)

(15)

(403)

1,638

1,250

Net income

(789)

1,329

540

8,549

7,760

Tier 1 ratio in %

(0.3)

11.4

11.1

11.4

11.1

ROE in %

nm

12.4

5.1

19.8

18.0

CDO gross and net exposures

Valuation changes in 2007

ABS & indices marked down largely in higher-
rated structured assets

Synthetic ABS CDOs marked down for spread
consistency with ABS bonds

Cash CDOs marked down to reflect declines
in underlying collateral; valuation changed to a
distressed/net asset value approach

Valuation changes in 2008

Lower values for ABS & indices from market
declines and basis risks

Lower synthetic CDO valuations based on
calibration to current market conditions; reflects
wider market spreads, recovery rates near 0%
and correlations near 100%

Note:  Positions related to US subprime. Sensitivity changes include impacts from model parameter, duration and FX changes as well as position changes from trading activities post year-end.

Exposure (CHF bn)

Long

Short

Net

Slide 5

YE2007 as presented on Feb.12

14.7

(12.0)

2.7

Valuation changes

ABS & indices

(0.5)

–

(0.5)

Synthetic ABS CDOs

(0.1)

–

(0.1)

Cash CDOs

(0.5)

–

(0.5)

YE2007 revised

13.6

(12.0)

1.6

Valuation changes

ABS & indices

(0.7)

–

(0.7)

Synthetic ABS CDOs

(0.3)

(0.4)

(0.7)

Cash CDOs

0.0

–

0.0

Sensitivity changes

3.1

(0.9)

2.2

As of February 2008

15.7

(13.3)

2.4

Remedial action and consequences

Reassign trading responsibility for the impacted CDO trading business and enhance related control processes

Improve the effectiveness of supervisory reviews and formalizing escalation procedures

Improve the co-ordination among trading, product control and risk management

Slide 6

Outlook

Managing positions more conservatively than most

Although profitable through to the end of February, in light of difficult market conditions in March, we believe we are unlikely to be profitable in 1Q08

Benefiting from diverse business mix and global reach

Seeing strong client momentum in a number of our businesses

Integrated banking model provides opportunities to drive growth and enhance efficiency

Slide 7

Fourth-Quarter and
Full-Year Results 2007

Zurich

Revised on March 20, 2008

Cautionary statement

Cautionary statement regarding forward-looking and non-GAAP information

This presentation contains forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.

Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-
looking statements.

A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December
31, 2007 filed with the US Securities and Exchange Commission, and in other public filings and press releases.

We do not intend to update these forward-looking statements except as may be required by applicable laws.

This presentation contains non-GAAP financial information. Information needed to reconcile such non-
GAAP financial information to the most directly comparable measures under GAAP can be found in
Credit Suisse Group's revised fourth quarter report 2007 and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

Slide 2

          Fourth-quarter and full-year 2007 results

          Renato Fassbind, Chief Financial Officer

          Risk management update

          Wilson Ervin, Chief Risk Officer

          Strategy review and outlook

          Brady W. Dougan, Chief Executive Officer

Slide 3

34.9

35.0

8.3

7.8

2006

2007

Net revenues

Income from continuing operations

Stable results despite challenging environment

Record Private Banking results

Investment Banking navigated relatively
well through markets, despite significantly
lower results in structured products and
leveraged finance

Continuity of management and strong
momentum in client franchises

Strong capital base allowing for
increased dividend

1) for Core Results, i.e. excluding results from minority interests without significant economic interest

2) Income from discontinued operations of CHF 3,070 m (Winterthur)

Revenues and income

CHF bn

1)

+0%

(6)%

2)

Slide 4

Full-year performance affected by challenging markets in the second half of the year

4Q07

CHF m, except where indicated

1) Includes net credit of CHF 83 million in 4Q07 from the re-measurement of uncertain tax positions and a benefit of CHF 315 million in 3Q07 due to an assessment that previously unrecognized deferred tax assets would be realizable

2) for Core Results, i.e. excluding results from minority interests without significant economic interest

Change in
% vs.
2006

2007

Change in
% vs.
4Q06

2007

Change in
% vs.
3Q07

4Q06

3Q07

4Q07

2006

Slide 5

1)

2)

Income from continuing operations

540

(59)

(79)

7,760

(6)

Diluted EPS from

continuing operations in CHF

0.49

(58)

(79)

6.96

(3)

Return on equity

5.1%

12.4%

44.1%

18.0%

27.5%

Cost/income ratio

93.8%

78.6%

65.7%

73.1%

69.6%

4,596

5,951

5,486

508

3,649

354

Full-year pre-tax income benefited from diversified earnings mix

1) Before credits from insurance settlements for litigation and related costs of CHF 508 m
   2) Before realignment costs of CHF 225 m   3) Before losses of CHF 920 m from our money market business

Asset Management

Major losses from money
market funds

Strong performance
across most businesses

3)

(30%)

733

1,274

(39)%

CHF m

Investment Banking

Most business lines with
improved performance but
significantly lower results in
leveraged finance and
structured products

1)

2006

2007

+19%

Private Banking

Profitable growth and
momentum in hiring

Continued international
expansion

2006

2007

2006

2007

2)

Slide 6

Well balanced global footprint delivering consistent earnings

+23%

+15%

-25%

+11%

Americas

EMEA

APAC

Switzerland

2007 net revenues by region

in CHF bn and up/down in % vs. 2006

Well balanced contribution

Strong growth in Asia, but also
Switzerland and EMEA

4.0bn

10.4bn

9.6bn

11.1bn

2007 pre-tax income by region

APAC = Asia / Pacific, EMEA = Europe, Middle East and Africa

Based on Core Results before Corporate Center

+31%

+19%

-92%

+50%

Switzerland a growing profit anchor

Strong growth in Asia and EMEA

1.4bn

4.7bn

0.3bn

3.1bn

Slide 7

74

74

79

60

64

47

45

46

29

25

25

Cost/income ratios in 2007

Cost/income ratio

%, based on Core Results

2007

2005

1) Excluding charge to increase the reserve for private litigation of CHF 960 m and charge of CHF 630 m for change in accounting for share-based compensation

2) 2006 excluding credits received from insurance settlements for litigation costs of CHF 508 m

3) 2006 excluding business realignment costs of CHF 225 m

4) excluding losses from money market business of CHF 920 m

IB

PB

AM

2006

2007

2006

1)

2) 3)

2)

3) 4)

4)

Compensation
and benefits

76

70

Other operating
expenses

71

Slide 8

Record full-year results in Wealth Management while
continuing to invest in growth markets

Strong results despite challenging markets

Solid revenue momentum: record in
4Q07 and for 2007

Record 2007 pre-tax income; margin at
mid-term target level

Net new assets of CHF 50.2 bn in 2007
with recently improved momentum in Asia

Strong and healthy client base

Pre-tax income

CHF m

4Q06

3Q07

4Q07

2006

2007

+20%

+8%

811

976

900

+19%

3,865

3,237

Slide 9

Pre-tax income margin in %

39.6

40.3

39.0

38.4

39.4

Strong growth in mature markets and increased presence in
key emerging markets

  Japan onshore in
  preparation

  China onshore
  established

  Australia onshore
  launched

  Implementing

  India onshore

  Gulf: leverage
  integrated bank

  Continued
  investment in
  Russia

  Mexico onshore in
  preparation

  Expanded presence
  in Brazil (Hedging-
  Griffo)

  Started turnaround
   in the US

  Accelerated
  growth in Western
  Europe

2004

2007

Goal
2010

Relationship managers

at year-end

  “Opened 10 new
   locations in 4 new
   countries during 2007”

2,540

3,140

4,100

Slide 10

+200 p.a.

+330 p.a.

Wealth Management growing recurring revenues

Net revenues

CHF m

4Q06

3Q07

4Q07

2006

2007

+29%

2,077

2,344

2,476

+23%

8,181

9,583

+7%

+2%

Higher full-year recurring revenues

net interest income due to lower
funding costs

commissions and fees, including fees
from managed investment products

Full-year transaction-based revenues
increased mainly due to higher brokerage
and product issuing fees

+17%

Transaction-based

Recurring

Slide 11

Recurring revenues as % of net revenues

63.5

66.7

64.5

69.9

69.6

70

75

78

41

39

43

41

34

81

72

36

38

Strong full-year and 4Q07 gross margin and good asset inflows

Wealth Management assets under management

CHF bn

Net new asset growth on AuM

Full-year 2007                                        6.4%

30.09.07

31.12.07

FX, acqui-
sitions and
other

Net new
assets

834.7

+12.0

(3.6)

Wealth Management gross margin

4Q06

1Q07

2Q07

3Q07

4Q07

113

118

109

115

2007

2006

Basis points

112

112

117

(4.5)

Market and
performance

838.6

Transaction-based

Recurring

Slide 12

Strong profitability in Corporate & Retail Banking continues

Pre-tax income

CHF m

4Q06

3Q07

4Q07

2006

2007

+21%

332

389

401

+19%

1,359

1,621

Record net revenues and pre-tax income in
2007

Interest income benefited from

higher liability volumes and margins

partially offset by lower asset margins

Non-interest income increased significantly
due to higher commissions and fees

Continued favorable credit environment;
no significant deterioration envisaged

Slide 13

Pre-tax income margin in %

38.9

41.2

37.1

39.7

40.0

Investment Banking remained profitable for the year although affected by market dislocation

Record year in equity trading and
advisory/underwriting

Fixed income with mixed results

Well contained write-downs for
the full-year 2007

Pre-tax income

CHF m

2,342

6

(849)

5,951

3,649

1)

1) Excluding CHF 508 m of credits received from insurance settlements for litigation and related costs

(39%)

4Q06

3Q07

4Q07

2006

2007

Slide 14

Pre-tax income margin in %

29.1

19.2

38.5

0.3

(31.0)

Record full-year equity trading

Equity trading

CHF m

4Q06

3Q07

4Q07

1,596

1,037

2,068

+32%

5,881

7,751

2006

2007

4Q07 trading with strong performances in global cash, prime services and derivatives

Higher level of equity issuance, recovering from weak 3Q07

Strong market position in IPOs to #3 in 2007

Equity underwriting

CHF m

4Q06

3Q07

4Q07

484

327

393

+14%

1,270

1,444

2006

2007

Slide 15

Fixed income trading conditions much more challenging

Debt underwriting

CHF m

4Q06

3Q07

4Q07

686

85

341

(16)%

2,206

1,864

2006

2007

Fixed income trading

CHF m

2,755

514

(484)

(37)%

9,598

6,084

4Q06

3Q07

4Q07

2006

2007

Writedowns in structured products and leveraged finance in 2H07

4Q07 with solid performance in interest rate products, fixed income proprietary trading and foreign exchange

Slide 16

6,015

7,102

5,737

214

Strong fixed income revenues outside most affected areas

1) Investment banking fixed income revenues comprising of all primary and secondary fixed income businesses;
numbers include certain fixed income revenues reported in other
2) Structured products includes revenues from origination and trading activities within CMBS, RMBS, ABS and CDO businesses

Fixed income net revenues

+18%

2006

2007

18% increase in revenues before
leveraged finance and structured products

Strong performance in a number of areas,
e.g. rates, derivatives, emerging markets
and foreign exchange

Weaker revenues from commodities and
US investment grade

CHF m

Leveraged finance and
structured products

Other FID businesses

Slide 17

2)

1)

Record underwriting and advisory results; up 3% from 2006

Advisory and other fees

CHF m

4Q06

3Q07

4Q07

785

440

670

+19%

1,900

2,253

2006

2007

Underwriting

CHF m

341

+14%

2,206

1,864

4Q06

3Q07

4Q07

2006

2007

Weaker performance in leveraged finance
and structured products business

Higher level of equity issuance compared
to weak 3Q07

High level of global M&A activity

Strong advisory and placement fees in
4Q07

#6 in announced M&A in 2007

1,270

1,444

(16)%

393

686

484

85

327

Equity underwriting

Debt underwriting

Slide 18

3,085

3,436

3,585

3,435

56.5

55.5

50.1

53.8

Continued focus on cost management in Investment Banking

2006

2005

Compensation/revenue ratio in %

G&A expenses in CHF m

Disciplined approach to compensation

G&A expenses at 2005 level and
down compared to 2006

Systems and processes in place to
continue driving efficiency gains

Lean organization and increased
flexibility of our cost base positions us
well in these markets

Trends in 2007

1) Ratio would have been higher excluding revenues from fair value adjustments on
Credit Suisse debt

2) Excluding charge to increase the reserve for certain private litigation of CHF 960 m

3) Excluding credits received from insurance settlements for litigation of CHF 508 m

(4%)

2007

2004

2006

2005

2007

2004

2)

3)

1)

Slide 19

Improvement in Asset Management masked by losses from
money market funds

Pre-tax income

CHF m

4Q06

3Q07

4Q07

2006

2007

89

45

(247)

733

1,274

1) Before realignment costs
2) Before losses from money market funds

527

2)

2)

2)

191

2)

122

1)

354

1)

508

Strong increases in underlying revenues
(+22%) and pre-tax income (+74%), along
with contained costs (+5%)

Strong results in alternative investments

Additional CHF 774 m losses on securities
purchased from funds in 4Q07

Purchased securities reduced by 58%
from over CHF 9 bn to under CHF 4 bn as
securities matured and sold

Money market funds now stabilized with
good liquidity and no material exposures to
subprime, SIVs or CDOs

(30%)

Slide 20

Pre-tax income margin in %

17.8

36.4

12.1

25.8

46.7

2,359

646

681

2,816

823

Strong revenue development

Net revenues before losses from money market funds

CHF m

1) Fixed income and money market, equity, balanced, alternative investments and other

2006

2007

4Q06

3Q07

4Q07

Asset management and
administrative fees 1)

Private equity and other
investment-related gains

+19%

305

502

681

92

59

+36%

+21%

Slide 21

Gross margin on AuM before private equity gains and

losses from money market funds in bp

37

39

39

37

47

14%

16%

30%

40%

(27.9)

Assets under management with strong inflows in alternative
investments

Assets under management

CHF bn

Asset Manage-
ment division

Balanced

Fixed income

Equity

Alternative
investments

Total division includes 'other' category with CHF 25.1 bn in AuM, net new assets of CHF (0.3) bn for 4Q07 and CHF 0.3 bn for 2007, and 2007 revenues of CHF 219 m

Net new assets

(1.7)

(3.3)

(1.4)

(24.9)

Revenue split by asset class

4Q07

2007, before private equity gains and losses from
money market funds and excluding other revenues

(28.4)

(5.1)

+6.7

+4.7

+3.6

2007

+9.7

+25.4

Money market

Fixed income &
money markets

Balanced

Equity

Alternative
investments

CHF bn

Slide 22

47

101

107

137

270

67

112

165

284

670

691

38

Year-end 2007

Year-end 2006

299

312

11.1

12.0

13.0

13.9

11.3

Maintained strong capital position

Cash dividend proposal of CHF 2.50 per
share (vs. CHF 2.24 in 2006)

Ahead of plan with 51% completed of
current CHF 8 bn buyback program

May adjust buyback activity in light of
market conditions

4Q07 RWA increase largely due to higher
market risk equivalents, driven by VaR
increases

Our 4Q07 tier 1 ratio would have been
approximately 120 basis points lower
under Basel II

2006

2Q07

4Q07

2005

Tier 1 capital in CHF bn

        26.3                35.1                 38.6                 35.9              34.7

+23%

+4%

3Q07

Risk-weighted assets in CHF bn

BIS Tier 1 ratio in %

Slide 23

Reverse
repo

Liquid assets

601

Trading liabilities

202

LT debt
160

Loans

230

Other

205

Capital & other

224

Deposits

287

ST liabilities
159

Conservative Asset/Liability structure

Funding by asset category, year-end 2007 in CHF bn

Assets

Capital and
liabilities

Repo

329

1,361

1,361

Funded conservatively

Strong deposit base: long-term debt available to
fund short-term trading book

Liquid assets include CHF 60 bn of 'prime liquid'
positions accepted by central banks

Benefited from 'flight to quality' during 2H07
adding medium-term funding

Integrated bank enables efficient access to retail
funding and liquid markets globally

All internal funding priced at market levels to
ensure correct disciplines

125%
coverage

Slide 24

Well diversified unsecured funding mix

Unsecured funding by type/product

Retail &
private banking
deposits 1)

47%

Long-term
debt 2)

27%

Institutional
deposits 3)
26%

Well diversified funding distribution by client
type and product

Client deposits increased 15%,
or CHF 37 bn, during 2007

Centralized funding function covering both
CDs and long-term borrowing ensures
optimum efficiency in global market access

Total:
CHF 606 bn

1) Time, demand and saving deposits

2) Structured notes, mid and long-term Bonds and subordinated debt

3) Bank deposits, CDs, corporates

Slide 25

Summary

Stable results despite challenging environment

Growth momentum and strong profitability in Private Banking

further investing in the international expansion

net new asset momentum in Asia and increased global hiring

Maneuvered well through difficult environment in Investment Banking avoided excessive exposures; losses well contained

most business lines outside affected areas with improved performance

Strong performance across most Asset Management businesses, but performance affected by losses on purchased money market securities

Strong capital and conservative liquidity management

Slide 26

          Fourth-quarter and full-year 2007 results

          Renato Fassbind, Chief Financial Officer

          Risk management update

          Wilson Ervin, Chief Risk Officer

          Strategy review and outlook

          Brady W. Dougan, Chief Executive Officer

Slide 27

Investment Banking:  Overview of key sectors

Business area

Change

Exposures (CHF bn)

1) All non-agency business, including higher quality segments; global total

2) Positions related to US subprime; total IB subprime is CHF 3.2 bn (across RMBS & CDOs)

3) In addition to trading hedges embedded in US subprime RMBS & CDO trading.

4Q07

4Q07

(231) m

      To manage risk in the above activities, we held CHF 27.1 bn of index hedges in non-investment grade, crossover credit and mortgage indices 3) . We also carry various single name hedges.

Origination-
based

(exposures
shown gross)

Trading-
based

(exposures
shown net)

2007

(835) m

3Q07

Writedowns (Net, CHF bn)

Slide 28

1)

2)

Leveraged finance

Unfunded commitments

25.3

52.3

(52%)

Funded positions

10.7

6.3

70%

Commercial mortgages

25.9

35.9

(28%)

(384) m

(554) m

Residential mortgages

8.7

16.3

(47%)

(480) m

(513) m

of which US subprime

1.6

3.9

(59%)

CDO trading

1.6

2.3

(30%)

(1,341) m

(1,285) m

Total writedowns

(2,436) m

(3,187) m

Leveraged finance exposures

Leading franchise with strong underwriting,
distribution and trading capability

Unfunded commitments reduced by 52% over
4Q07; total exposure down 39%

All positions are fair valued based on market
levels (no “accrual” book).  Exposures valued at
a weighted-average discount to par of 6.3% at
year end

Significant amount of index and single-name
hedges in place

Gross exposure 1) (CHF bn)

Roll-forward (CHF bn)

1) Non-investment grade exposures, at fair value

4Q07

3Q07

Unfunded

Funded

(CHF m)

4Q07

2007

Slide 29

Unfunded commitments

25.3

52.3

Funded positions

10.7

6.3

Equity bridges

0.3

0.6

Net writedowns

(231)

(835)

of which gross writedowns

(670)

(1,469)

Exposures 3Q07

52.3

6.3

New

3.6

–

Fundings

(16.2)

16.2

Sales, terminations

and writedowns

(14.4)

(11.8)

Exposures 4Q07

25.3

10.7

Leveraged finance portfolio analysis

Portfolio is largely with large-cap companies
with stable cash flows, substantial assets and
multi-billion dollar enterprise values

US bias reflects market leadership with
financial sponsors / LBO deals

The largest 5 commitments represent 60% of
the portfolio;  remainder spread among 41
deals with an average size of CHF 356 m

Underwriting procedures require both market
approval and independent credit sign-off

Little exposure to highly cyclical industries and
no exposure to home building or auto sector

Total exposure by geography

Asia

1%

Europe

14%

US

85%

Exposure by industry sector

Specialty
chemicals 21%

Electronics 7%

Energy 9%

Entertainment &
leisure 13%

Other 13%

Publishing
& printing 11%

Services &
leasing 10%

Telecom 16%

Slide 30

Commercial mortgage (CMBS) exposures

Leading franchise that underwrites and
distributes mortgages backed by commercial
real estate

Gross exposure reduced by 28% during 4Q07

All positions carried at fair value, taking into
consideration prices for cash trading and
relevant indices (e.g. CMBX), as well as
specific asset fundamentals

Significant amount of mortgage-related index
hedges in place

(CHF bn)

4Q07

3Q07

Roll-forward of exposure (CHF bn)

(CHF m)

4Q07

2007

1)  Includes both loans in the warehouse as well as securities still in syndication

Slide 31

1)

Warehouse exposure

25.9

35.9

Exposure 3Q07

35.9

New loan originations

2.3

Sales, terminations, writedowns

(12.3)

Exposure 4Q07

25.9

Net writedowns

(384)

(554)

of which gross writedowns

(737)

(1,237)

Commercial mortgage (CMBS) portfolio analysis

Total exposure by geography

Asia

10%

Continental
Europe

48%

US

40%

Exposure by loan type

Office

44%

Retail 15%

Multifamily

11%

Other 9%

Healthcare 6%

Hotel 14%

Industrial 1%

Weighted average loan-to-value (LTV) ratio

Europe

US

Asia

Total

72

60

70

68

%

CMBS exposures are fundamentally different
from residential mortgage exposures

Majority of our portfolio is secured by high
quality, income-producing real estate

Development loans are less than 5% of our
portfolio and have an average LTV of 51%

Portfolio is well-diversified with solid LTV ratios

UK

2%

Slide 32

Residential mortgage (RMBS) exposure and portfolio analysis

Reduced origination activity early in crisis

RMBS re-positioned largely as a trading business;
exposures are managed on a net basis

US subprime positions reduced by 59% in 4Q07;
positions also reduced in higher quality credit
sectors (Alt-A and Prime)

Exposures are fair valued based on market levels

Benchmark price testing: valuations for our
subprime positions (across both RMBS and
CDOs) are consistent with ABX index levels

Significant amount of additional index hedges

(CHF m)

4Q07

2007

Net exposure    (CHF bn)

4Q07

3Q07

1) All non-agency business, including higher quality segments; global total

1)

Slide 33

Net writedowns

(480)

(513)

US subprime

1.6

3.9

US Alt-A

2.8

7.0

US prime

1.4

1.6

European/Asian

2.9

3.7

(CHF m)

4Q07

2007

CDO trading exposures and portfolio analysis

Exposures are relatively modest in industry
context

Credit Suisse was a market leader in 2000 to
2003, but reduced CDO origination activity in
recent years (ranked 11th in 2007)

Now positioned largely as a trading business
and actively managed

Reduced originations and active hedging
enabled us to navigate challenging 2007
markets

Net exposure 1) (CHF bn)

4Q07

3Q07

1)  Positions related to US subprime

Exposure detail 4Q07 1) (CHF bn)

Slide 34

Net writedowns

(1,341)

(1,285)

ABS & indices

3.2

4.3

Synthetic ABS CDOs

(1.1)

(1.9)

Cash CDOs

(0.5)

(0.1)

Total exposure

1.6

2.3

Gross long exposures

13.6

Gross short exposures

(12.0)

Net exposures 4Q07

1.6

Other focus sectors

We do not rely on monolines in our subprime hedging, in either RMBS or CDO trading

Gross credit exposures of approx. CHF 2 bn with monolines are more than offset by combination of reinsurance, other hedges and trading positions

Monolines

SIVs

Credit Suisse does not sponsor any SIVs

Investment bank has CHF 930 m of gross exposure
(mostly undrawn liquidity facilities)

SIV = Structured Investment Vehicles

Slide 35

Asset Management: money market fund repositioning

Gross exposure (CHF bn)

4Q07

CHF m

4Q07

2007

Responded to highly stressed market conditions
affecting money market funds

Bought CHF 9.3 bn of securities from its third party
funds onto Credit Suisse balance sheet

Actions taken to maintain liquidity and to protect client
franchise

Money market funds are now operating normally

No material exposure to SIVs, CDOs or US subprime

Purchased securities caused significant losses

Valuations impacted as mortgage market stress
began to affect higher rated securities

Positions are marked-to-market, and carry typical
discounts to par of 15% to 20%

Portfolio reduced by 58% in 4Q07 and we continue to
reduce/hedge positions

Securities transferred to bank balance sheet

Roll-forward of exposure (CHF bn)

Slide 36

Structured Investment Vehicles (SIV)

2,481

Asset Backed Securities (ABS)

1,026

of which subprime-related

419

Corporates / banks

414

Total

3,921

Losses

(774)

(920)

Purchased in 2H07

9,286

Sold or matured

(4,445)

Losses

(920)

Exposure as of year-end 2007

3,921

Value-at-Risk (VaR)

Broad measure of trading risk, calculated in line with
regulatory requirements

Based on historical market data (“backward looking”)

As 2H07 market swings were absorbed into the
model, the VaR for the same positions increased by
almost 2x (vs. pre-crisis calibration at mid-year)

When adjusted for model effects, 4Q07 VaR is
roughly flat vs. 2Q07 and up 21% vs. 3Q07

Actual trading P&L was more volatile than ‘predicted’
by VaR in fall 2007 (until new market volatility was
incorporated by the model)

As these limitations of VaR are well known, we do not
use VaR as part of our planning for stress events

Reported VaR 1) in CHF m

1) Average one-day 99% VaR;
Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business, as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends

Slide 37

4Q07

176

3Q07

95

2Q07

110

4Q06

70

Private

Banking

Corporate

and Retail

Lending

(14%)

International

lending &

counterparty

exposure

(23%)

Emerging

markets

(12%)

Fixed

income

trading

(14%)

Equity

trading &

investments

(17%)

Real estate

&

structured

assets

(20%)

Economic Risk Capital (ERC)

Proprietary risk model based on long-term
stress market analysis

Captures all positions on a consistent basis
(incl. market, credit and investment risks)

Assumptions generally held up well, even
vs. 2007 stress levels

ERC declined 10% in 4Q07 as IB worked
down key positions; risk capital coverage
remains strong

Disclosed on quarterly basis to show
portfolio trends

Helped us take action in certain portfolios
(e.g. Leveraged finance) in early 2007

ERC risk breakdown at 4Q07

ERC – a broader view of risk

Note: Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business, as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends.

Slide 38

Agenda

          Fourth-quarter and full-year 2007 results

          Renato Fassbind, Chief Financial Officer

          Risk management update

          Wilson Ervin, Chief Risk Officer

          Strategy review and outlook

          Brady W. Dougan, Chief Executive Officer

Slide 39

29.2

34.8

Stable Group revenues despite lower contribution from
leveraged finance and structured products

34.9

Credit Suisse net revenue analysis 1)

1) for Core Results                 2) Structured products includes revenues from origination and trading activities within CMBS, RMBS, ABS and CDO businesses

Leveraged finance and
structured products 2)

Other Group revenues

35.0

2006

+19%

2007

5.7

0.2

CHF bn

Slide 40

Integrated banking model delivers CHF 5.9 bn of collaboration revenues in 2007

Investment
Banking

Asset
Management

Private
Banking

CHF 0.5 bn
+54%

CHF 2.3 bn
+43%

CHF 3.1 bn
+5%

2006

4.9 bn

Collaboration revenues

2007

2008

5.9 bn

+ 20% p.a.

7.0 bn

2010

> 10 bn

2009

8.5 bn

Slide 41

Key collaboration initiatives

Examples of initiatives

Private
Banking

Asset
Management

Investment
Banking

Investment
Banking

Private
Banking

Asset
Management

Asset referrals

Structured Investment Products

UHNW client solutions

Increase penetration of Managed Investment Products

Product innovation

Private Equity/Hedge Fund distribution

Alternative investments distribution via securities business

Pension / Insurance solutions

Fund linked products – grow scope outside of EMEA

Hedge Fund referrals

Slide 42

Efficiency improvement of 6 percentage points by 2010

Revenues

Costs

C/I ratio

C/I ratio

19.0

15.0

79%

70%

13.5

8.1

60%

60%

3.5

2.2

64%

60%

35.9

25.6

71%

65%

Core Results 2007

Targeted 2010 efficiency levels

CHF bn

Reduction of
6% over
three years

1) before losses from securities purchased from our money market funds of CHF 920 m

Private
Banking

Asset
Management 1)

Investment
Banking

Credit
   Suisse 1)

Well over one billion post-tax savings

Slide 43

Cost efficiency initiative examples

   Process
   improvement and
   reengineering

   Outsourcing and
   off-shoring

   Continuous cost
   management

Integrating sourcing, procurement and payment activities

Investment operations system

Single global HR platform

Fund accounting in three locations

Private Equity accounting

Deployment in Centers of Excellence

Exchange flow optimization and brokerage, clearing and exchange fee reduction

Projects focusing on non-compensation expenses, e.g. travel &
entertainment, professional services, occupancy, market data

Optimization of IT end user equipment and server

Slide 44

Integrated bank performance indicators across the cycle

  Growth
  measures

  Efficiency
  measure

  Performance
  measures

  Double-digit annual earnings per share growth in %

EPS growth

NNA growth

  Annual net new asset growth rate above 6%

Cost / income
ratio

  65% by 2010, subject to business mix

Return on equity

  Annual rate of return above 20%

Total share-
holder return

  Superior total shareholder return compared to peer group
  (i.e. share price appreciation plus dividends)

  Capital
  measure

BIS tier 1
capital ratio

  Minimum target level of 10%

  Net revenues > CHF 10 bn by 2010

Collaboration
revenues

Note: performance to be achieved over a three to five year period (‘across-the-cycle’)

Slide 45

Capital deployment

Balance between growth at attractive returns (> 20% RoE) and returning capital to shareholders

Maintain flexibility to deploy our capital prudently

Focus on bolt-on acquisitions that fit our strategy and are in line with our business objectives

May partner with strategic third-party investors to fund growth in
Investment Banking and Asset Management

Slide 46

Growth priorities across divisions and regions

Investment
Banking

Private
Banking

Asset
Management

Emerging markets

Prime services

Commodities

Derivatives

Managed Investment Products

Ultra High Net Worth individuals

Middle market initiatives and entrepreneurs

Illiquid alternative investments

Liquid alternative investments

Asset allocation strategies/products

   Regional
   focus
   on
   growth
   markets

Slide 47

Outlook

Expect challenging environment to continue near-term, but remain well positioned given capital strength and well established efficiency culture

Substantial opportunities to grow and strengthen our franchise

Long-term growth prospects for Wealth Management remain intact

Growth in Investment Banking targeted at the less cyclical areas

Asset Management continues to grow significantly in high margin businesses

Slide 48

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

	By:	/s/ Urs Rohner
(Signature)*
General Counsel
Date: March 20, 2008
/s/ Charles Naylor
*Print the name and title under the signature of the signing officer.		Head of Corporate Communications